Exhibit 99.80

Suite 500 – 2 Toronto Street Toronto, Ontario M5C 2B6 Tel: 416 214 2810 Fax: 416 214 2727 investorinfo@energyfuels.com www.energyfuels.com

Energy Fuels Completes Acquisition of 16.5% Interest in Virginia Energy Resources

Toronto, Ontario – January 28, 2013

Energy Fuels Inc. (TSX: EFR) (“Energy Fuels” or the “Company”) is pleased to announce that the Company has completed its acquisition of a 16.5% interest in Virginia Energy Resources Inc. (TSX.V: VUI; OTCQX: VEGYF) (“Virginia Energy”) as a part of a non-brokered private placement financing previously announced by the Company and Virginia Energy in a joint news release dated December 28, 2012.

As previously announced, Energy Fuels acquired 9,439,857 common shares of Virginia Energy at a price of Cdn$0.42 per share, for an aggregate subscription price of Cdn$3,964,739.94. The subscription price was satisfied by a combination of $250,000 of cash and the issuance of 21,851,411 common shares in the capital of the Company. However, as a result of Virginia Energy’s expansion of the original financing, Energy Fuels’ acquired interest in Virginia Energy represents 16.5% of the currently outstanding common shares of Virginia Energy (rather than the previously announced 19.9%) .

The Company acquired the shares of Virginia Energy for investment purposes, and has no current intention of acquiring additional securities of Virginia Energy. No other person acted jointly or in concert with the Company in connection with its acquisition of shares of Virginia Energy.

Pursuant to the subscription agreement with Virginia Energy, for so long as the Company owns at least 9.9% of the outstanding shares of Virginia Energy, the Company has the right to participate in equity financings by Virginia Energy in order to maintain its percentage ownership. In addition, the Company has the right to nominate one director for election or appointment to the Board of Directors of Virginia Energy as long as it holds at least 5% of the issued and outstanding Common Shares, increasing to 9.9% after 2 years. Graham Moylan, Chief Financial Officer of Energy Fuels, will be appointed as a director of Virginia Energy.

Virginia Energy owns 100% of the advanced-stage Coles Hill Project located in south central Virginia, USA. Coles Hill is the largest known uranium deposit in the United States with 119.6 million tons of Indicated Resource with an average grade of 0.056% U3O8 containing 133 million lbs. of U3O8. According to a September 2012 Preliminary Economic Assessment (“PEA”) posted on Virginia Energy’s profile on SEDAR, the Coles Hill Project has attractive expected economics, including an Internal Rate of Return (“IRR”) of 36.3%, a Net Present Value (“NPV”) of $427 million, and initial cash cost of $30.72/lb.

Cantor Fitzgerald Canada Corporation acted as the Company’s financial advisor in connection with this transaction. The Company will issue 270,270 common shares of the Company to Cantor Fitzgerald in partial satisfaction of financial advisory fees.

Stephen P. Antony, P.E., President & CEO of Energy Fuels, is a Qualified Person as defined by National Instrument 43-101 and has reviewed and approved the technical disclosure contained in this document.

About Energy Fuels: Energy Fuels is America's largest conventional uranium producer, supplying approximately 25% of the uranium produced in the U.S., and is also a significant producer of vanadium. The company operates the White Mesa Mill, which is the only conventional uranium mill currently operating in the U.S., capable of processing 2,000 tons per day of uranium ore. Energy Fuels has projects located throughout the Western U.S., including producing mines and mineral properties in various stages of permitting and development.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and “Forward Looking Information” within the meaning of applicable Canadian securities legislation, which may include, but is not limited to, statements with respect to the future financial or operating performance of the Company and its projects. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” “does not expect”, “is expected”, “is likely”, “budget” “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “does not anticipate”, or “believes”, or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”. All statements, other than statements of historical fact, included herein are generally considered to be forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements express or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those anticipated in these forward-looking statements are described under the caption “Risk Factors” in the Company’s Annual Information Form dated as of December 20, 2012, which is available for view on the System for Electronic Document Analysis and Retrieval at www.sedar.com. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims, other than as required by law, any obligation to update any forward-looking statements whether as a result of new information, results , future events, circumstances, or if management’s estimates or opinions should change, or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

Energy Fuels Inc.

Curtis Moore
Investor Relations
(303) 974-2140
Toll free: 1-888-864-2125
Email: investorinfo@energyfuels.com
Website: www.energyfuels.com